Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 17 DATED FEBRUARY 18, 2022

TO THE OFFERING CIRCULAR DATED JUNE 29, 2021

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated June 29, 2021, as filed by us with the Securities and Exchange Commission on June 30, 2021 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	update our management; and
●	update our plan of operation.

Management

The following information supersedes and replaces the table of the executive officers of our Manager in the section of the Offering Circular captioned “Management – Executive Officers of our Manager”:

Name	Age*	Position
Jilliene Helman	35	Chief Executive Officer
Kevin Moclair	49	Chief Accounting Officer
Eric Levy	35	Vice President, Portfolio Manager
Saher Hamideh	43	Chief Compliance Officer and Secretary

*As of February 18, 2022.

The following information supersedes and replaces the first three sentences of the first paragraph of the section of the Offering Circular captioned “Management – Executive Officers of our Manager”:

Jilliene Helman has served as our Chief Executive Officer since our inception in March 2016, our Chief Financial Officer from October 2018 to February 2022, and our Chief Compliance Officer and Secretary from February 2021 to March 2021. Since May 2012, Ms. Helman has served as the Chief Executive Officer and a director of Realty Mogul, Co. where she is responsible for Realty Mogul, Co.’s strategic direction and operations. In this capacity, she has been involved in over $800 million of investments with property values worth over $4 billion.

The following information supplements, and should be read in conjunction with, the section of the Offering Circular captioned “Management – Executive Officers of our Manager”:

Kevin Moclair has served as our Chief Accounting Officer since February 2022. Mr. Moclair is responsible for all our financial accounting and reporting. From April 2009 to February 2022, Mr. Moclair served as Chief Accounting Officer for Ladder Capital, an internally-managed commercial REIT specializing in underwriting commercial real estate. In that role, Mr. Moclair developed and implemented the financial reporting infrastructure from initial private equity structure through public debt and equity issuances and related SEC reporting requirements. From 1998 to March 2009, Mr. Moclair served as Controller – US Operations for Rabobank International, a global banking institution focused in food and agricultural sector. As Controller, he managed the accounting, product control and regulatory reporting functions as well as participating in local and global implementation of reporting processes and systems to support local and global requirements, including SOX implementation and reporting. From 1994 to 1998, Mr. Moclair worked as a senior auditor with Ernst & Young LLP in the Financial Services Audit and Advisory Services Group. Mr. Moclair has a Bachelor of Science in Accounting (Business Administration) degree from Manhattan College, Riverdale NY.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

Potential Investments

Edison Apartments – Gresham, Oregon

There is a reasonable probability that we may acquire an approximately $5,500,000 joint-venture limited partnership equity investment (the “Equity Investment”) in an entity that owns Edison Apartments, a 64-unit, Class A apartment community (the “Property”) in Gresham, Oregon, which city is located in the Portland, Oregon Metropolitan Statistical Area. If the Equity Investment is completed, the entity will be managed by RM Communities, LLC (“RM Communities”), an affiliate of our Manager and a wholly-owned subsidiary of Realty Mogul, Co. RM Communities will also serve as the sponsor of this transaction and will be entitled to certain fees in connection with the transaction.

Built in 2020, the Property consists of 64 residential units with a mixture of one- and two-bedroom floor plans. The business plan for the Property is to acquire it with long-term, fixed-rate interest-only agency debt and grow revenues and cash flow by maintaining high occupancy and marking rents to market upon normal tenant turnover. There will also be capital improvements made at the Property to enhance the amenities, including the additions of package lockers, a covered BBQ area and a dog park.

The acquisition of the Equity Investment is subject to various conditions. No assurances can be given that we will acquire the Equity Investment.